Exhibit 99.2

                        [Letterhead of ACE Limited]


May 7, 1999


Dear ACE Shareholder:

At a meeting on May 7, 1999, your Board of Directors adopted a shareholder rights plan. The plan provides for a distribution of one Right for each ordinary share that you own. We have enclosed a summary description of the principal features of this plan.

The purpose of the shareholder rights plan is to encourage a potential buyer to negotiate directly with the Board and to provide the Board with greater leverage in such negotiations in order to maximize shareholder value. The plan is not being implemented in response to any known takeover plan.

The Rights do not become exercisable, and no separate certificates will be issued for the Rights, except in the special circumstances described in the enclosed summary. Instead, the Rights will be traded automatically when you buy or sell ordinary shares of the company. Issuance of the Rights has no dilutive effect, will not affect earnings per share, will not be taxable to the company or its shareholders and will not change the way in which our ordinary shares are traded.

We are very excited about ACE's future and we want to be certain our shareholders have every opportunity to participate fully in our future. Adoption of the shareholder rights plan reflects the Board's commitment to that goal.

Sincerely,



Brian Duperreault
Chairman, President and
  Chief Executive officer

Enclosure



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